Exhibit (a)(23)

Date: September 14, 2007

Subject: Split of grants not subject to 409A

Please be aware that your E*Trade account has been updated today to split-out those option shares which are not subject to Section 409A of the Internal Revenue Code, but which may have been previously frozen as part of the Citrix Stock Option Tender Offer, from your Section 409A impacted options. We have asked E*Trade to perform this split to allow you to exercise and sell your non-409A impacted options, should you desire to do so, before the start of Citrix’s quarterly black-out period related to the release of our 2007 3rd quarter results of operations.

Should you have any questions, please e-mail the Citrix Stock Administration

Department at employeeservices-stock@citrix.com.